Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol: TSX: SVM
NYSE: SVM	February 8, 2012

SILVERCORP REPORTS REVENUE OF $61.9 MILLION AND OPERATING CASH FLOW OF $31.6 MILLION IN THE 3RD QUARTER OF FISCAL 2012

VANCOUVER, British Columbia – February 8, 2012 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) today reported its unaudited financial and operating results for the third quarter ended December 31, 2011 (“Q3 2012”). The following financial results are expressed in US dollars (US$) unless stated otherwise.

The Company reported revenue of $61.9 million, operating cash flow of $31.6 million and net income attributable to shareholders of $20.0 million, or $0.12 per share, in the third quarter of fiscal 2012. The average net realized silver selling price, after smelter charges and value added taxes, was $25.10 per ounce.

For the nine months ended December 31, 2011, the Company recorded revenue of $193.7 million, a 55% increase from $124.9 million in the same period last year. Net income attributable to the shareholders for the same period is $64.1 million, or $0.37 per share, an increase of 15% over net income of $55.6 million, or $0.34 per share a year ago.

THIRD QUARTER HIGHLIGHTS AND SIGNIFICANT EVENTS

  Revenue of $61.9 million, up 19% from $51.8 million in the third quarter of fiscal year 2011 (“Q3 2011”);

  Silver production of 1.55 million ounces, a 2% increase compared to Q3 2011, gold production of 2,879 ounces, a 256% increase compared to Q3 2011. Silver and gold sales accounted for 69% of the total sales in the quarter, compared to 61% a year ago;

  Cash flow from operations of $31.6 million, or $0.18 per share, compared to $32.2 million, or $0.19 per share in Q3 2011;

  Income from operations increased 2% to $35.0 million from $34.3 million in Q3 2011.

  Net income attributable to shareholders of $20.0 million, or $0.12 per share, compared to $29.1 million, or $0.17 per share, in Q3 2011;

  Completed the acquisition of the high grade XHP silver-gold-lead-zinc mine in Henan Province, China;

  Continued to maintain low cost producer status with a cash production cost per ounce of silver of negative $4.56; and

  Increased quarterly dividends by 25%, from CAD$0.02 per share to CAD$0.025 per share.

FINANCIALS

In Q3 2012, net income attributable to the shareholders of the Company was $20.0 million, or $0.12 per share, a decrease of 31%, compared to $29.1 million, or $0.17 per share, in Q3 2011. Income from operations increased by 2% to $35.0 million, compared to $34.3 million in the same quarter last year.

Net income for the quarter decreased compared to Q3 2011 due to the following reasons: (1) lower production at the Ying mine of 75,710 tonnes of ore compared to 85,711 tonnes in Q3 2011 in part due to the Company’s management and employees being distracted by the “Short and Distort” attack; (2) income tax rate increased from 12.5% to 25% at our main operating subsidiary Henan Found Mining Co. Ltd.; (3) $1 million of additional costs were incurred fighting the “Short and Distort” scheme. The Company expects that it will continue to incur legal and other costs associated with its litigation efforts; (4) $2.8 million of dilution gain from the Company’s investment in New Pacific Metals Corp. was recognized in Q3 2011, which did not occur in Q3 2012; and (5) a $4.0 million unrealized gain on investments was recorded in Q3 2011, compared to a $1.5 million unrealized gain in Q3 2012.

For the nine months ended December 31, 2011, the Company recorded net income attributable to the shareholders of the Company of $64.1 million, or $0.37 per share, an increase of 15% over net income of $55.6 million, or $0.34 per share from the same period last year. Net income for the nine months period improved mainly as a result of higher realized selling prices due to increases in commodity prices as well as the higher quantity of precious metal sold.

In Q3 2012, the Company achieved sales of $61.9 million, a 19% increase from $51.8 million in the same quarter last year. The increase in sales was mainly as a result of higher realized selling prices due to increases in commodity prices as well as the higher quantity of precious metal sold.

Realized selling prices for lead and zinc are determined by Shanghai Metal Exchange (“SME”) and by Shanghai Gold Exchange (“SGE”) for silver and gold, (less: smelter charges (including all the deductions by smelters, such as smelter fees, recovery, etc.) and 17% value added taxes (exempted for gold)), as shown in Table 1 below:

Table 1:	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011
SME or SGE quarterly average	$33.01	$27.21	$1,690	$1,374	$1.08	$1.18	$1.07	$1.24
Less: Value added taxes	(4.27)	(3.46)	-	-	(0.14)	(0.15)	(0.11)	(0.12)
SME or SGE price, net of VAT	$28.74	$23.75	$1,690	$1,374	$0.94	$1.03	$0.96	$1.12
Less: Smelter charges	(3.64)	(3.39)	(414)	(427)	(0.13)	(0.14)	(0.32)	(0.42)
Realized selling prices	$25.10	$20.36	$1,276	$947	$0.81	$0.89	$0.64	$0.70
LME quarterly average	$31.80	$26.43	$1,684	$1,370	$0.90	$1.08	$0.86	$1.05

In Q3 2012, gross profit margin decreased to 70.4% from 77.3% in Q3 2011. Gross profit did not increase in line with metal prices increases, mainly due to the change in production mix compared to the same quarter last year. The Company increased production at its HPG, LM, TLP and XBG mines which have lower head grades relative to the Ying mine. In Q3 2012, 27% of the Company’s silver production was from the mines other than the Ying mine, compared with 19% in Q3 2011. The increase in non-cash production costs also negatively impacted the gross profit margin.

In Q3 2012, cost of sales was $18.3 million, a 55% increase compared to a year ago. The increase was mainly due to higher depreciation, amortization and depletion, increased labour costs, and the impact of the US dollar depreciation versus the Chinese RMB.

For the nine months ended December 31, 2011, the Company achieved sales of $193.7 million, a 55% increase from $124.9 million in the same period last year. Gross profit margin for the period improved to 75.8% from 74.6%. Cost of sales for the period was $46.8 million, a 48% increase compared to the same period a year ago.

In Q3 2012, general and administrative expenses increased by $3.4 million to $7.6 million, compared to the same quarter last year of $4.2 million. For the nine months ended December 31, 2011, general administrative expenses increased by $9.5 million to $22.2 million, compared to $12.7 million in the same period last year. Significant increases were due to: (i) additional professional fees incurred for fighting the “Short and Distort” scheme; (ii) VAT surtax payments, which have been levied since December 1, 2010; (iii) increases in general office operation costs; and (iv) increases in salaries and benefits due to increased manpower as the Company is now managing four active projects in China this year, compared to two projects a year ago.

In Q3 2012, income tax expenses increased to $11.6 million from $5.1 million in the same quarter last year. For the nine months ended December 31, 2011, income tax expenses increased to $38 million from $13.7 million in the same period last year. The increases of income tax expense were mainly due to higher taxable income and a higher tax rate compared to last year. The Chinese tax holiday, which allowed the Company’s most profitable Chinese subsidiary, Henan Found Mining Co. Ltd. (Ying and TLP mines) to have a preferential 12.5% income tax rate, expired on December 31, 2010, increasing the income tax rate to 25%. The Company’s other Chinese subsidiary, Henan Huawei Mining Co. Ltd. (HPG and LM mines), was subject to the preferential tax rate of 12.5% until December 31, 2011, after which it is 25%. In addition, $1.5 million of dividend withholding taxes in China was recorded this quarter as Silvercorp’s 77.5% subsidiary, Henan Found Mining Co. Ltd., declared its annual dividend during the quarter.

In Q3 2012, the Company reported cash flow from operations of $31.6 million, or $0.18 per share, compared to $32.2 million in the same quarter last year. In Q3 2012, the Company paid $3.4 million in dividends and $27.0 million in capital expenditures. The Company also spent $12.3 million to acquire Zhongxing Mining Co. Ltd. (“Zhongxing”), Chuanxin Mining Co. Ltd. (“Chuanxin”) and Songxian Gold Mining Co., Ltd. (“SX Gold”). In addition, $16.1 million was paid to settle debts assumed from these acquisitions.

For the nine months ended December 31, 2011, cash flow from operations was $100.7 million, an increase from $70.0 million in the same period last year.

The Company ended the quarter with $168.8 million in cash and short term investments.

OPERATIONS

In Q3 2012, the Company achieved silver production of 1.55 million ounces, a 2% increase compared to 1.52 million ounces in Q3 2011. Gold production increased 256% to 2,879 ounces compared to Q3 2011 primarily as a result of added gold production from the BYP mine. The silver-equivalent production (includes only silver and gold converted to silver at a 50:1 ratio) was about 1.7 million ounces. Silver and gold sales accounted for 69% of the total sales in the quarter, compared to 61% a year ago. In addition, 24.5 million pounds of lead and zinc were produced, 4% more than the 23.6 million pounds in the same quarter last year. In the nine months ended December 31, 2011, the Company produced 4.5 million ounces of silver, 6,785 ounces of gold, 69.0 million pounds of lead and zinc, compared to 4.3 million ounces of silver, 2,126 ounces of gold and 67.7 million pounds of lead and zinc in the same period last year.

In Q3 2012, a total of 215,274 tonnes of ore were mined, a 29% increase compared to 167,213 tonnes in Q3 2011. In the nine months ended December 31, 2011, the Company mined 601,688 tonnes of ore, a 29% increase compared to 466,639 tonnes during the same period last year. The increased mine production was achieved through increased production from the TLP, HPG, and LM mines along with new production from the BYP mine.

In Q3 2012, ore production at the Ying mine was 75,710 tonnes, up from 72,162 tonnes in Q2, but 12% less than the 85,741 tonnes in the same quarter last year. The decrease was due to: (1) the distraction caused by “Short and Distort” attack: and, (2) labour shortages which impacted our mining contractors at the Ying mine throughout October and November. The Company has been actively working with its mining contractors to introduce new measures to maintain a stable mining labour force and it is also in the process of establishing its own mining crews to carry out mining operations at the Ying mine. As a result the labour shortages were mostly resolved by December. The average daily mining capacity at the Ying mine is expected to continue to improve over the next few quarters.

In Q3 2012, a total of 219,469 tonnes of ore were milled, a 36% increase compared to 161,528 tonnes in Q3 2011. From the BYP mine 32,408 tonnes of gold ore were milled as production continued to ramp up in this quarter. In addition, 11,667 tonnes of existing ore was milled at the newly-acquired XBG mine. In the nine months ended December 31, 2011, a total of 602,337 tonnes of ore were milled, a 31% increase compared to 461,270 tonnes in the same period of the prior year. The BYP mine contributed a total of 60,185 tonnes of ore milled and the recently acquired XBG mine milled 11,667 tonnes of ore.

The milling capacity increased in the quarter as the Company expanded the capacity at the second mill at the Ying Mining District to 2,200 t/d by adding a new 1,100 t/d line. The total milling capacity is 3,200 t/d, at the Ying Mining District, or about 1 million tonnes per year. In addition, we have 500 t/d milling capacity at the BYP mine, which is now operational. In addition to that, the newly acquired 350 t/d mill at XBG and 500 t/d mill at XHP will further strengthen the Company’s milling capacity for future operations.

In Q3 2012, total cash mining costs increased 1% to $48.92 per tonne from $48.30 per tonne in the same quarter last year. For the nine months ended December 31, 2011, total cash mining costs increased to $45.84 per tonne from $43.20 per tonne in the same period last year. The increase in cash mining cost per tonne was mainly due to (i) the impact of US dollar depreciation versus the Chinese RMB and (ii) the impact of higher labour costs both for contractors and the Company’s own employees, offset by lower per tonne mining costs at the BYP mine, acquired in January 2011.

In Q3 2012, total cash milling costs increased 25% to $15.12 per tonne from $12.11 per tonne in the same quarter last year. In the nine months ended December 31, 2011, total cash milling costs increased to $13.70 per tonne from $11.62 per tonne in the same period last year. The increase is mainly due to the impact of the US dollar depreciation versus the Chinese RMB and increased labour costs. In addition, the milling costs at the XBG mine, which only operated in mid-November and December, were higher.

Including by-product credits, in Q3 2012, total production cost per ounce of silver was negative $2.58 and the cash cost per ounce of silver was negative $4.56, compared to the total production costs and cash production costs per ounce of silver of negative $5.93 and negative $7.13, respectively, in the same quarter last year. The increase noted is due to relatively lower by-product grades and higher production costs. In the nine months ended December 31, 2011, total production cost per ounce of silver was negative $3.49 and the cash cost per ounce of silver was negative $5.25, compared to the total production costs and cash production costs per ounce of silver of negative $5.46 and negative $6.60, respectively, in the same period last year.

Silvercorp’s consolidated operational results for the past five quarters are summarized in Table 2 below:

Table 2: Consolidated Operational Results
	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011
	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11	31-Dec-10
Ore Mined (tonne)
Direct Smelting Ore (tonne)	4,151	2,579	3,108	2,740	3,711
Stockpiled Ore (tonne)	211,123	204,717	176,011	122,951	163,502
	215,274	207,296	179,119	125,691	167,213
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	4,151	2,579	3,108	2,740	3,711
Ore Milled (tonne)	215,318	207,146	179,782	132,924	157,817
	219,469	209,725	182,890	135,464	161,528
Metal Sales
Silver (in thousands of ounce)	1,548	1,396	1,592	1,047	1,523
Gold (in thousands of ounce)	2.9	2.5	1.4	1.1	0.8
Lead (in thousands of pound)	20,995	16,520	20,621	14,385	18,795
Zinc (in thousands of pound)	3,525	3,236	4,102	3,253	4,791
Head Grade of Run of Mine Ore
Silver (gram/tonne)	296	271	303	290	330
Gold (gram/tonne) – BYP mine	2.3	3.3	-	-	-
Lead (%)	5.5	4.6	5.5	5.6	5.7
Zinc (%)	1.4	1.2	1.5	1.8	1.8
Recovery Rate of Run of Mine Ore
Silver (%)	93.3	92.1	91.3	91.8	92
Gold (%) – BYP mine	91.2	89.1	-	-	-
Lead (%)	96.4	94.7	94.7	95.6	95.3
Zinc (%)	67.7	75.1	72.8	67.8	70.1
Cash Mining Cost ($ per tonne)	48.92	42.3	48.66	45.54	48.3
Total Mining Costs($ per tonne)	64.5	55.66	60.07	56.55	58.28
Cash Milling Cost ($ per tonne)	15.12	12.7	12.42	15.31	12.11
Total Milling Cost ($ per tonne)	16.64	14.09	13.94	17.26	13.69
Total Production Cost per Ounce of Silver ($)	(2.58)	(2.74)	(4.63)	(6.06)	(5.93)
Total Cash Cost per Ounce of Silver ($)	(4.56)	(4.55)	(6.12)	(7.61)	(7.13)
BYP Production Cost per Ounce of Gold ($)	943.21	598.94	277.02	n/a	n/a
BYP Cash Cost per Ounce of Gold($)	547.26	275.7	271.16	n/a	n/a

The Ying mine continued to be the primary focus and most profitable project of the Company. The operational results for the past five quarters at the Ying mine are summarized in Table 3 below:

Table 3: Ying Mine Operational Results
	Q3 2012	Q2 2012	Q1 2011	Q4 2011	Q3 2011
	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11	31-Dec-10
Ore Mined (tonne)
Direct Smelting Ore (tonne)	4,114	2,463	3,062	2,715	3,640
Stockpiled Ore (tonne)	71,596	69,699	78,276	59,650	82,101
	75,710	72,162	81,338	62,365	85,741
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	4,114	2,463	3,062	2,715	3,640
Ore Milled (tonne)	72,288	68,793	79,974	61,173	81,700
	76,402	71,256	83,036	63,888	85,340
Metal Sales
Silver (in thousands of ounce)	1,136	939	1146	765	1,241
Lead (in thousands of pound)	15,171	10,857	15,419	10,359	14,862
Zinc (in thousands of pound)	2,753	2,311	3,594	2,536	3,954
Head Grade of Run of Mine Ore
Silver (gram/tonne)	464	437	444	441	499
Lead (%)	8.9	7.6	8.6	8.4	8.3
Zinc (%)	2.4	2.2	2.5	2.9	2.9
Recovery Rate of Run of Mine Ore
Silver (%)	94.6	92.8	92.1	93.0	92.9
Lead (%)	98.0	96.2	96.1	97.0	96.6
Zinc (%)	67.6	74.9	74.9	67.7	70.1
Cash Mining Cost ($ per tonne)	53.01	47.76	48.27	48.35	49.85
Total Mining Costs($ per tonne)	74.57	65.44	63.27	63.56	64.12
Cash Milling Cost ($ per tonne)	13.92	14.31	11.74	15.43	12.22
Total Milling Cost ($ per tonne)	15.48	16	13.31	17.39	13.89
Total Production Cost per Ounce of Silver ($)	(5.66)	(5.65)	(7.81)	(8.88)	(7.67)
Total Cash Cost per Ounce of Silver ($)	(7.46)	(7.14)	(9.05)	(10.25)	(8.76)

ACQUISITION, EXPLORATION AND PROJECT DEVELOPMENT

Ying Mining District, Henan Province, China

In Q3 2012, the Company concluded its 2011 Ying Mining District drilling program, completing 431 drill holes, totalling 157,825 metres (m) of surface and underground drilling. The goal of this extensive drilling program is to upgrade current Inferred resource to Measured and Indicated category, and to expand Inferred resources. During the quarter, the Company retained AMC Mining Consultants (Canada) Ltd. to prepare updated NI 43-101 Technical Reports for the four mines at the Ying Mining District. The new Technical Reports will take into account the additional exploration and development work completed in 2011.

In Q3 2012, the Company continued the development of a 5,200 m access ramp, with dimensions of 4 m by 4.5 m, at the Ying mine starting from the 580 m elevation and going down to the zero metre elevation. The access ramp will provide access to the S7-1 vein in which mineralization was encountered by the recent drilling, and provide access to future mining operations below zero metre elevation. The access ramp is expected to be completed in two and half years.

In Q3 2012, the Company also continued the development of a 4,800 m access ramp with dimensions of 4 m by 4.5 m at the southwest corner of the TLP Mining Permit, adjacent to the LM Mining Permit, from about 980 m elevation to 500 m elevation. The access ramp will provide access to a swarm of recently discovered mineralized veins. Currently, the Company is producing approximately 60,000 tonnes per year from the LM mine. Once the access ramp is completed in two and half years, the mining capacity at the LM mine is expected to increase to approximately 200,000 tonnes per year.

In Q3 2012, the Ying Mining District incurred $10.5 million (Q3 2011 – $6.2 million) in exploration and development expenditures. In the nine months ended December 31, 2011, the Ying Mining District incurred $22.8 million (nine months ended December 31, 2010 – $16.8 million) in exploration and development expenditures.

GC Project, Guangdong Province, China

The Company has been rapidly advancing the GC Project development. Up to December 31, 2011, GC incurred approximately $12.5 million in capital expenditures, of which $4.8 million was incurred during this quarter. Mine construction contractors moved into the GC mine site in August 2011 and are on track with the mine construction. As of December 31, 2011, 564 m of a 2,224 m main access ramp and 22 m of the planned 618 m main shaft were completed.

The construction of a 1,600 t/d floatation mill that is capable of producing silver, lead, zinc and pyrite floatation concentrates and an optional tin gravity concentrate is well underway. Milling equipment was sourced and the final purchase contract was signed. In accordance with plans, the mill should be completed by July 2012 with an estimated cost of approximately RMB 100 million, or US$17 million (including 25% contingency). The Company is using the same mill contractor for GC as was used for the two mills at the Ying Mining District.

The 2011 surface drilling program at GC was completed in the quarter. The drilling program has discovered four new high grade silver, lead, zinc veins and a number of vein structures and isolated mineralized pockets, increasing the total number of mineralized veins at the GC property to 33. The program also successfully extended the existing veins further to down dip and striking directions.

Subsequent to the quarter end, a NI 43-101 report prepared by AMC Consultants of Vancouver was filed, establishing mineral reserves at GC for the first time. (See press release of January 31, 2012). The NI 43-101 report did not include the results from the 2011 surface drilling program.

BYP Mine, Hunan Province, China

In Q3 2012, the BYP mine incurred approximately $0.9 million in exploration and development expenditures. In the nine months ended December 31, 2011, exploration and development expenditures were $2.7 million.

The construction of an 800 t/d backfill facility to fill up gold mineralization stopes is underway, which will cost around $1.5 million and is expected to be completed in July 2012. The Company also started to sink a 180 m deep, 3.5 m diameter, shaft from 380 m to 200 m elevations. The shaft will mainly be utilized to mine the #3 gold mineralization body. The shaft is expected to be completed in October 2012 at a cost of approximately $1 million.

XBG Project, Henan Province, China

In August 2011, the Company completed the acquisition of a 90% equity interest in Zhongxing Mining Co. Ltd. (“Zhongxing”) and Chuanxin Mining Co. Ltd. (“Chuanxin”) through its 77.5% owned subsidiary, Henan Found Mining Co. Ltd. (“Henan Found”). The main assets acquired are the XBG silver-gold-lead-zinc mine with a mining permit covering 26.36 square kilometres and the adjacent NTM gold exploration permit covering 2.54 square kilometres along with a 350 t/d floatation mill and the environment permit to construct a 1,000 t/d floatation mill.

Exploration, mine development and small scale tunnelling mining have been on-going since the mining permit was issued in November 2010. The Company intends to commence a comprehensive exploration program that includes surface and underground mapping and sampling, and surface and underground diamond drilling to explore the existing veins and discover additional veins.

XHP Project, Henan Province, China

In December 2011, the Company completed the acquisition of a 100% equity interest in SX Gold Mining Company (“SX Gold”) through its 77.5% owned subsidiary, Henan Found. The main assets acquired are the XHP silver-gold-lead-zinc mine which includes a 14 square kilometres mining permit and a 500 t/d floatation/CIL mill.

The Company intends to resume mining activities at the XHP mine to stockpile ore pending installation of a second flotation circuit to enable the mill to generate a gold-silver-lead concentrate and a zinc concentrate. The mill upgrade is expected to be completed and in operation next quarter.

The Company will also carry out an exploration program immediately, including tunneling and surface and underground diamond drilling, with a goal of defining a NI 43-101 compliant mineral resource.

Silvertip Project, British Columbia, Canada

The Silvertip Project was acquired in February 2010. During the quarter, the Company continued its effort in completing a Small Mine Permit application which it expects to be in a position to submit within the next three months. At the same time, the Company conducted the 2011 exploration program to test the DM zone, a new zone of silver-lead-zinc mineralization approximately eight kilometres to the south of Silvertip Mountain. The 2011 exploration program is now substantially completed, with assay results pending. The Company has also retained Golder Associates Limited, who in January 2011 prepared an Economic Assessment on Silvertip, to update the Silvertip NI 43-101 technical report.

OUTLOOK FOR THE FOURTH QUARTER OF FISCAL YEAR 2012

During the first nine months of fiscal year 2012, the Company produced 4.52 million ounces of silver, 2,800 ounces of gold, 58.1 million pounds of lead and 10.9 million pounds of zinc from the Ying Mining District. Silvercorp expects to meet or exceed its forecast to produce 5.6 million ounces of silver for its fiscal year ending March 31, 2012.

At the BYP mine, during the nine months ended December 31, 2012, 74,763 tonnes of ore were mined and 60,185 tonnes was milled, yielding 4,043 ounces of gold. For fiscal 2012, BYP mine is now expected to mine 95,000 tonnes and mill 85,000 tonnes of ore, yielding 6,000 ounces of gold, at an average grade of 2.5g/t. This is 11,000 ounces below the production guidance which was to mine and mill 95,000 tonnes of ore at a grade of 6 g/t gold, yielding approximately 17,000 ounces of gold. Lower production was because the gold head grade is significantly lower than projected.

Myles Gao, P.Geo., President and Chief Operating Officer of Silvercorp, is Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this press release.

UPDATED CONFERENCE CALL AND WEBCAST INFORMATION

A conference call and live audio webcast to discuss these results is scheduled as follows:
Date:	Thursday, February 9, 2012
Time:	8:00 am PT (11:00 am ET)
Dial-In Number:	1-612-332-0342
Live audio webcast:	www.silvercorp.ca (click on the link on the home page)
Playback webcast can be accessed at: www.silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-lead-zinc mines nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently constructing the mill and related facilities in preparation for mining at the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing an application for a Small Mine Permit for the Silvertip high grade silver-lead-zinc project in northern British Columbia. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2011 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	December 31, 2011	March 31, 2011	April 1, 2010
ASSETS
Current Assets
Cash and cash equivalents	$121,134	$147,224	$50,618
Short-term investments	47,649	59,037	43,773
Trade and other receivables	9,107	1,051	510
Inventories	7,173	3,895	3,175
Due from related parties	634	203	138
Prepaids and deposits	3,532	2,743	1,964
	189,229	214,153	100,178

Non-current Assets
Long term prepaids and deposits	3,306	893	583
Investment in an associate	15,075	15,822	6,103
Other investments	45,544	46,286	9,003
Plant and equipment	66,235	36,516	29,011
Mineral rights and properties	247,143	191,799	114,261
Deferred income tax assets	492	1,146	1,315
TOTAL ASSETS	$567,024	$506,615	$260,454

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$25,125	$12,770	$7,504
Deposits received	3,695	13,278	6,737
Bank loan	-	-	1,465
Current portion of environmental rehabilitation	-	323	292
Dividends payable	4,194	3,600	3,238
Income tax payable	13,290	3,047	1,658
Due to a related party	-	3,447	-
	46,304	36,465	20,894

Non-current Liabilities
Deferred income tax liabilities	18,171	13,564	-
Environmental rehabilitation	3,431	2,909	2,357
Total Liabilities	67,906	52,938	23,251

Equity
Share capital	232,198	266,081	145,722
Contributed surplus	5,016	3,131	4,620
Reserves	24,717	24,717	24,717
Accumulated other comprehensive income	24,918	19,362	319
Retained earnings	140,151	87,326	33,099
Total equity attributable to the equity holders of the Company	427,000	400,617	208,477

Non-controlling interests	72,118	53,060	28,726
Total Equity	499,118	453,677	237,203

TOTAL LIABILITIES AND EQUITY	$567,024	$506,615	$260,454

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended December 31,		Nine Months Ended December 31,

	2011	2010	2011	2010

Sales	$61,876	$51,838	$193,650	$124,905
Cost of sales	18,326	11,779	46,820	31,712
Gross profit	43,550	40,059	146,830	93,193

General and administrative	7,634	4,171	22,212	12,717
General exploration and property investigation	449	58	3,450	2,493
Foreign exchange loss (gain)	451	1,362	(309)	1,059
Loss (gain) on disposal of plant and equipment	(5)	201	248	650
Gain on disposal of mineral rights and properties	-	-	-	(537)
Income from operations	35,021	34,267	121,229	76,811

Share of gain (loss) in an associate	(137)	2,808	(45)	4,568
Gain (loss) on investments	1,543	4,034	(286)	4,111
Other income	1,316	135	1,617	331
Income before finance items and income taxes	37,743	41,244	122,515	85,821

Finance income	936	394	2,716	985
Finance costs	(22)	(52)	(68)	(162)
Income before income taxes	38,657	41,586	125,163	86,644

Income tax expense	11,631	5,104	37,991	13,744
Net income for the period	$27,026	$36,482	$87,172	$72,900

Attributable to:
Equity holders of the Company	$20,025	$29,081	$64,138	$55,636
Non-controlling interests	7,001	7,401	23,034	17,264
	$27,026	$36,482	$87,172	$72,900

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.12	$0.17	$0.37	$0.34
Diluted earnings per share	$0.12	$0.17	$0.37	$0.34
Weighted Average Number of Shares Outstanding - Basic	170,612,865	166,965,680	173,095,228	165,541,533
Weighted Average Number of Shares Outstanding - Diluted	171,279,402	168,535,816	173,851,015	166,800,884

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Statements of Cash Flow
(Expressed in thousands of U.S. dollars)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2011	2010	2011	2010
Cash provided by (used in)
Operating activities
Net income for the period	$27,026	$36,482	$87,172	$72,900
Add (deduct) items not affecting cash:
Accretion of environmental rehabilitation	24	42	70	122
Depreciation, amortization and depletion	4,065	1,958	9,946	5,295
Share of loss (gain) in an associate	137	(2,808)	45	(4,568)
Deferred income tax expense (recovery)	(2,739)	(731)	2,768	385
Loss (gain) on investments	(1,543)	(4,034)	286	(4,111)
Loss (gain) on disposal of plant and equipment	(5)	201	248	650
Gain on disposal of mineral rights and properties	-	-	-	(537)
Stock-based compensation	767	578	2,386	1,809
Changes in non-cash operating working capital	3,835	468	(2,240)	(1,966)
Net cash provided by operating activities	31,567	32,156	100,681	69,979

Investing activities
Mineral rights and properties
Acquisition and capital expenditures	(17,761)	(8,460)	(31,462)	(20,378)
Proceeds on disposals	-	-	-	537
Plant and equipment
Acquisition	(9,251)	(2,803)	(19,401)	(6,210)
Proceeds on disposals	-	-	-	1
Other investments
Acquisition	-	(8,319)	(1,020)	(10,338)
Proceeds on disposals	-	1,113	-	1,113
Net redemptions of short-term investments	5,639	16,900	13,459	17,109
Acquisition of Zhongxing/Chuanxin (net of cash acquired, $20)	(1,144)	-	(4,547)	-
Acquisition of SX Gold (net of cash acquired, $554)	(11,112)	-	(11,112)	-
Payment of debts assumed from acquisitions	(16,095)	-	(16,095)	-
Prepayments to acquire mineral property, plant and equipment	18,342	(955)	(2,753)	(2,187)
Net cash used in investing activities	(31,382)	(2,524)	(72,931)	(20,353)

Financing activities
Net repayment from (advance to) related parties	8,275	8	(4,015)	313
Bank loan
Repayments	-	-	-	(1,473)
Non-controlling interests
Contribution	361	-	5,519	-
Distribution	(13,804)	(10,582)	(13,804)	(10,582)
Cash dividends distributed	(3,381)	(3,233)	(10,686)	(9,607)
Capital stock
Proceeds from issuance of common shares	45	111,934	996	113,951
Normal course issuer bid	-	-	(35,380)	-
Net cash provided by (used in) financing activities	(8,504)	98,127	(57,370)	92,602

Effect of exchange rate changes on cash and cash equivalents	5,410	2,406	3,530	3,582

Increase (decrease) in cash and cash equivalents	(2,909)	130,165	(26,090)	145,810

Cash and cash equivalents, beginning of the period	124,043	66,263	147,224	50,618

Cash and cash equivalents, end of the period	$121,134	$196,428	$121,134	$196,428

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q3 Fiscal 2012		Three months ended December 31, 2011
	YING	HPG&LM	TLP	XBG	BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	4,114	31	6	-	-	4,151
Stockpiled Ore (tonne)	71,596	19,750	78,580	-	41,197	211,123
	75,710	19,781	78,586	-	41,197	215,274
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	4,114	31	6	-	-	4,151
Ore Milled (tonne)	72,288	20,151	78,804	11,667	32,408	215,318
	76,402	20,182	78,810	11,667	32,408	219,469
Mining cost per tonne of ore mined ($)	74.57	88.60	61.43	-	40.27	64.50
Cash mining cost per tonne of ore mined ($)	53.01	76.08	53.64	-	19.36	48.92
Non cash mining cost per tonne of ore mined ($)	21.56	12.52	7.78	-	20.91	15.58
Unit shipping costs($)	3.77	3.52	3.80	-	-	3.04
Milling cost per tonne of ore milled ($)	15.48	18.25	16.85	29.65	13.21	16.64
Cash milling cost per tonne of ore milled ($)	13.92	16.46	15.13	26.86	12.89	15.12
Non cash milling cost per tonne of ore milled ($)	1.55	1.79	1.72	2.80	0.32	1.52
Average Production Cost
Silver ($ per ounce)	4.93	10.76	12.90	22.25	-	7.44
Gold ($ per ounce)	225.93	518.13	-	1,392.07	943.00	377.87
Lead ($ per pound)	0.16	0.35	0.42	0.81	-	0.24
Zinc ($ per pound)	0.13	0.23	0.33	-	-	0.19
Total production cost per ounce of Silver ($)	(5.66)	3.55	6.81	21.17		(2.58)
Total cash cost per ounce of Silver ($)	(7.46)	1.64	4.09	17.20		(4.56)
Total production cost per ounce of Gold ($)					943.21	943.21
Total cash cost per ounce of Gold ($)					547.26	547.26
Total Recovery of the Run of Mine Ore
Silver (%)	94.6	90.2	90.5	50.0		93.3
Gold (%)					91.2	91.2
Lead (%)	98.0	93.5	92.1	86.5		96.4
Zinc (%)	67.6	56.0	70.0	-		67.7
Head Grades of Run of Mine Ore
Silver (gram/tonne)	464.0	230.0	149.0	35.0		296.0
Gold (gram/tonne)					2.3	2.3
Lead (%)	8.9	4.1	2.6	2.0		5.5
Zinc (%)	2.4	0.5	0.7	-		1.4
Sales Data
Metal Sales
Silver (in thousands of ounce)	1,136	135	271	6		1,548
Gold (in thousands of ounce)	0.8	0.2	-	0.1	1.8	2.9
Lead (in thousands of pound)	15,171	1,769	3,611	444		20,995
Zinc (in thousands of pound)	2,753	123	649	-		3,525
Metal Sales
Silver (in thousands of $)	28,562	3,315	6,857	121		38,855
Gold (in thousands of $)	848	227	-	155	2,444	3,674
Lead (in thousands of $)	12,344	1,431	2,944	359		17,078
Zinc (in thousands of $)	1,780	63	426	-		2,269
	43,534	5,036	10,227	635	2,444	61,876
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	25.13	24.62	25.29	22.04		25.10
Gold ($ per ounce)	1,152.56	1,185.71	-	1,379.11	1,328.11	1,275.83
Lead ($ per pound)	0.81	0.81	0.82	0.81		0.81
Zinc ($ per pound)	0.65	0.52	0.66	-		0.64

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q3 Fiscal 2011	Three months ended December 31, 2010
	YING	HPG&LM	TLP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,640	71	-	3,711
Stockpiled Ore (tonne)	82,101	22,216	59,184	163,502
	85,741	22,287	59,184	167,213
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,640	71	-	3,711
Ore Milled (tonne)	81,700	19,644	56,473	157,817
	85,340	19,715	56,473	161,528
Mining cost per tonne of ore mined($)	64.12	67.06	46.50	58.28
Cash mining cost per tonne of ore mined($)	49.85	58.15	42.33	48.30
Non cash mining cost per tonne of ore mined($)	14.27	8.91	4.17	9.98
Unit shipping costs($)	3.59	3.02	3.26	3.40
Milling cost per tonne of ore milled ($)	13.89	13.21	13.56	13.69
Cash milling cost per tonne of ore milled ($)	12.22	11.81	12.06	12.11
Non cash milling cost per tonne of ore milled ($)	1.67	1.40	1.50	1.58
Average Production Cost
Silver ($ per ounce)	3.37	8.48	10.74	4.63
Gold($ per ounce)	145.84	407.64	-	211.60
Lead ($ per pound)	0.15	0.36	0.47	0.20
Zinc ($ per pound)	0.12	0.29	0.37	0.16
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	(7.67)	(2.13)	3.96	(5.93)
Total cash cost per ounce of Silver ($)	(8.76)	(3.90)	2.37	(7.13)
Total Recovery of the Run of Mine Ore
Silver (%)	92.9	92.7	85.9	92.0
Lead (%)	96.6	95.4	88.4	95.3
Zinc (%)	70.1	67.1	71.1	70.1
Head Grades of Run of Mine Ore
Silver (gram/tonne)	499.0	186.0	125.0	330.0
Lead (%)	8.3	4.1	2.3	5.7
Zinc (%)	2.9	0.6	0.8	1.8
Sales Data
Metal Sales
Silver (in thousands of ounce)	1,241	105	177	1,523
Gold (in thousands of ounce)	0.4	0.4	0.0	0.8
Lead(in thousands of pound)	14,862	1,618	2,314	18,795
Zinc (in thousands of pound)	3,954	167	671	4,791
Metal Sales
Silver ($)	25,248	2,142	3,610	31,000
Gold($)	392	359	1	752
Lead($)	13,263	1,418	2,071	16,752
Zinc ($)	2,750	117	467	3,334
	41,653	4,036	6,149	51,838
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	20.34	20.49	20.39	20.36
Gold($ per ounce)	881.35	985.07	-	946.61
Lead ($ per pound)	0.89	0.88	0.89	0.89
Zinc ($ per pound)	0.70	0.70	0.70	0.70

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

YTD Q3 Fiscal 2012		Nine months ended December 31, 2011
	YING	HPG&LM	TLP	XBG	BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	9,639	147	52	-	-	9,838
Stockpiled Ore (tonne)	219,571	74,349	223,067	-	74,863	591,850
	229,210	74,496	223,119	-	74,863	601,688
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	9,639	147	52	-	-	9,838
Ore Milled (tonne)	221,055	73,811	225,781	11,667	60,185	592,499
	230,694	73,958	225,833	11,667	60,185	602,337
Mining cost per tonne of ore mined ($)	67.69	72.68	53.59	-	36.87	59.24
Cash mining cost per tonne of ore mined ($)	49.68	61.37	46.64	-	16.26	45.84
Non cash mining cost per tonne of ore mined ($)	18.01	11.31	6.95	-	20.61	13.40
Unit shipping costs($)	3.92	3.53	3.73	-	-	3.31
Milling cost per tonne of ore milled ($)	14.86	15.15	15.13	29.65	14.06	15.20
Cash milling cost per tonne of ore milled ($)	13.26	13.62	13.55	26.86	13.56	13.70
Non cash milling cost per tonne of ore milled ($)	1.60	1.53	1.59	2.80	0.50	1.50
Average Production Cost
Silver ($ per ounce)	4.59	9.78	12.54	22.25		6.88
Gold ($ per ounce)	181.81	405.72	-	1,392.07	708.55	303.13
Lead ($ per pound)	0.14	0.29	0.37	0.81		0.20
Zinc ($ per pound)	0.11	0.20	0.36	-		0.16
Total production cost per ounce of Silver ($)	(6.64)	2.21	5.21	21.33		(3.49)
Total cash cost per ounce of Silver ($)	(8.15)	0.49	2.50	17.27		(5.25)
Total production cost per ounce of Gold ($)					708.44	708.44
Total cash cost per ounce of Gold ($)					399.49	399.49
Total Recovery of the Run of Mine Ore
Silver (%)	93.9	91.6	89.9	50.0		92.8
Gold (%)					92.2	92.2
Lead (%)	97.5	93.5	91.3	86.5		95.9
Zinc (%)	69.0	57.2	71.1	-		68.9
Head Grades of Run of Mine Ore
Silver (gram/tonne)	449.0	228.0	147.0	35.0		290.0
Gold (gram/tonne)					2.5	2.5
Lead (%)	8.4	3.6	2.5	2.0		5.2
Zinc (%)	2.3	0.5	0.7	-		1.4
Sales Data
Metal Sales
Silver (in thousands of ounce)	3,203	482	827	6		4,518
Gold (in thousands of ounce)	1.8	0.9	-	0.1	4.0	6.8
Lead (in thousands of pound)	41,445	5,311	10,935	444		58,135
Zinc (in thousands of pound)	8,653	443	1,762	-		10,858
Metal Sales
Silver (in thousands of $)	91,164	13,579	23,724	121		128,588
Gold (in thousands of $)	2,074	924	-	155	5,353	8,506
Lead (in thousands of $)	35,112	4,407	9,279	359		49,157
Zinc (in thousands of $)	5,672	255	1,472	-		7,399
	134,022	19,165	34,475	635	5,353	193,650
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	28.46	28.17	28.70	22.04		28.46
Gold ($ per ounce)	1,127.91	1,168.90	-	1,379.11	1,324.09	1,253.75
Lead ($ per pound)	0.85	0.83	0.85	0.81		0.85
Zinc ($ per pound)	0.66	0.57	0.84	-		0.68

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

YTD Q3 Fiscal 2011	Nine months ended December 31, 2010
	YING	HPG&LM	TLP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	9,996	196	10	10,202
Stockpiled Ore (tonne)	244,161	55,159	157,117	456,437
	254,157	55,355	157,127	466,639
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	9,996	196	10	10,202
Ore Milled (tonne)	243,593	53,568	153,907	451,068
	253,589	53,764	153,917	461,270
Mining cost per tonne of ore mined ($)	58.06	64.45	38.57	52.25
Cash mining cost per tonne of ore mined ($)	45.49	57.07	34.63	43.20
Non cash mining cost per tonne of ore mined($)	12.57	7.38	3.94	9.05
Unit shipping costs($)	3.57	3.23	3.24	3.42
Milling cost per tonne of ore milled ($)	13.30	12.84	13.30	13.25
Cash milling cost per tonne of ore milled ($)	11.63	11.43	11.67	11.62
Non cash milling cost per tonne of ore milled ($)	1.67	1.41	1.63	1.63
Average Production Cost
Silver ($ per ounce)	3.11	7.89	8.87	4.18
Gold($ per ounce)	160.08	436.66	447.24	222.62
Lead ($ per pound)	0.15	0.38	0.44	0.21
Zinc ($ per pound)	0.12	0.29	0.35	0.17
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	(6.83)	(0.97)	1.74	(5.46)
Total cash cost per ounce of Silver ($)	(7.87)	(2.42)	0.03	(6.60)
Total Recovery of the Run of Mine Ore
Silver (%)	92.3	87.3	87.9	91.2
Lead (%)	96.4	94.7	88.6	95.1
Zinc ( %)	70.1	60.3	70.4	69.5
Head Grades of Run of Mine Ore
Silver (gram/tonne)	476.8	229.3	135.1	322.8
Lead (%)	8.1	1.8	2.1	5.8
Zinc (%)	2.8	0.6	1.8	1.9
Sales Data
Metal Sales
Silver (in thousands of ounce)	3,484	275	494	4,253
Gold (in thousands of ounce)	1.1	0.9	0.2	2.2
Lead(in thousands of pound)	42,578	4,423	7,625	54,626
Zinc (in thousands of pound)	10,834	435	1,822	13,091
Metal Sales
Silver ($)	57,197	4,582	8,171	69,950
Gold($)	901	803	158	1,862
Lead($)	34,792	3,547	6,225	44,564
Zinc ($)	7,060	264	1,205	8,529
	99,950	9,196	15,759	124,905
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.42	16.68	16.54	16.46
Gold($ per ounce)	844.03	923.83	834.28	889.71
Lead ($ per pound)	0.82	0.80	0.82	0.81
Zinc ($ per pound)	0.65	0.61	0.66	0.65